NEWS	Thomas & Betts Corporation 8155 T&B Boulevard Memphis, TN 38125 (901) 252-5466

For Immediate Release

THOMAS & BETTS CORPORATION INITIATES PROGRAM TO IMPROVE PERFORMANCE OF ELECTRICAL PRODUCTS MANUFACTURING OPERATIONS

Program to Yield Approximately $45 to $50 Million in Annualized Savings; $80 to $90 Million in Pre-Tax Charges Expected Primarily in Fourth Quarter 2001

Memphis, Tenn. (December 18, 2001)—Thomas & Betts Corporation (NYSE:TNB) said today that it has begun a comprehensive program to streamline production, improve productivity and reduce costs at its United States, European, and Mexican electrical products manufacturing facilities. The company also said that, assuming a reasonable recovery in general economic conditions, it believes it can achieve sustainable double-digit segment earnings by the end of 2002 as a result of the cost reductions and savings associated with the manufacturing program, as well as the many other actions taken by management over the past 18 months to dramatically overhaul and improve the way the company does business.

    The manufacturing program has three major components:

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  Revising manufacturing processes to improve equipment and labor productivity;

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  Consolidating manufacturing capacity; and

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  Investing in tooling and training to achieve superior levels of productivity.

    "This manufacturing initiative is imperative to completing the company's turnaround and fundamental to laying a foundation for future growth," said T. Kevin Dunnigan, chairman and chief executive officer of Thomas & Betts. "While we have taken steps to reduce manufacturing costs over the past year and a half, it has become clear that a more comprehensive push will be required to move the company to an acceptable level of sustainable profitability within a reasonable time frame. The program we are outlining today is an aggressive, but achievable, plan designed to complement the actions we have already taken or currently have underway."

    Dunnigan continued, "When completed, the on-going pre-tax savings from the program are expected to be approximately $45 to $50 million annually. More than half of the savings will come from process improvements and efficiency gains and the balance from consolidating production."

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    Management said that the company expects to record approximately $80 to $90 million in pre-tax charges related to this initiative, primarily in the fourth quarter 2001, but with a portion to be taken in 2002. Total cost of the program is $100 to $110 million, including approximately $20 million for equipment and tooling which will be incurred throughout the course of the project.

    Charges associated with the program include approximately $50 million in cash costs with the remainder in non-cash costs. Cash costs are primarily for severance, consulting fees, equipment moves and exit costs. Non-cash costs are largely for asset write-offs associated with the closing of certain facilities.

    In 2002, the company estimates that the net impact from the program on pre-tax earnings will be slightly positive while the impact on cash flow will be negative by $40 to $50 million, including the planned capital expenditures.

    Thomas & Betts has hired Proudfoot Consulting to work with management in the planning and implementation of all the project components. The initial project analysis is complete and implementation is about to begin. The company said all components of the program would run concurrently and should be completed by the end of the third quarter 2002.

    The company and Proudfoot Consultants have each committed the management and skill-based resources needed to successfully complete the project in the projected time frame. Teams comprised of Thomas & Betts and Proudfoot personnel are comprehensively reviewing all manufacturing processes on a plant-by-plant basis for opportunities to improve productivity and efficiency. Examples of areas being addressed include operating standards, labor productivity, operator and supervisor training, production planning and reporting, preventive maintenance processes and inventory forecasting and planning.

    Thomas & Betts currently has 30 manufacturing facilities and approximately 6,000 people serving its electrical products business in the United States, Europe and Mexico. At the conclusion of the program, the company expects to have reduced the number of facilities by approximately one-third and headcount by approximately 1,000 people in these regions.

    Thomas & Betts said that the need to comprehensively overhaul its core electrical products manufacturing results from various strategies undertaken by the company during the mid- to late-1990s. Many product lines and facilities acquired during this period were not optimally integrated. At the same time, the company's strategic push into B2B e-commerce shifted management's focus and capital resources away from its manufacturing operations. As a result, the company has a widely dispersed manufacturing base and high structural costs. Weak demand in many of Thomas & Betts key markets has heightened the need to correct these issues in a timely manner.

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    "This project is about much more than closing facilities," commented Dunnigan. "It is about investing in our people to ensure that they have the tools, training and leadership that will allow them to produce the industry's highest quality products at the lowest cost. The decision to consolidate production reflects the need to improve operational efficiency and is, in no way, a reflection on the contribution made by the employees at the affected locations."

2002 Sales and Earnings Directional Guidance

    Due to the magnitude and complexity of the turnaround program and the economic uncertainty in its key markets, Thomas & Betts has been unable to provide earnings guidance since the new management team initiated the turnaround program 18 months ago. Since that time, the company has made extensive changes to the way it manages and operates its businesses including significantly reducing selling, general and administrative expenses, divesting or exiting product lines not achieving acceptable returns, closing excess warehousing facilities, consolidating certain manufacturing operations, revising the electrical products pricing structure (scheduled to take effect January 2002), reorganizing its selling structure and promotional strategies to improve product mix and pull through, and comprehensively overhauling working capital.

    Management said that these actions have significantly strengthened the company's balance sheet and have begun to positively affect its segment and net results. Management expects to continue to realize the benefit of these changes on earnings throughout 2002 and is, therefore, better able to provide directional earnings guidance at this time.

    Assuming no improvement in the economy in the first and second quarters and a reasonable level of general economic recovery in the latter half of next year, Thomas & Betts expects to report a net profit in 2002, excluding the impact of the manufacturing initiative announced today. Management attributed the anticipated improvement in earnings to the turnaround actions taken thus far.

    On a percentage basis, management expects fourth quarter 2001 sales to be down in the mid-single digit range compared to the third quarter 2001, due primarily to the soft economy. For the same reason, the company expects first quarter 2002 sales to be down 10 to 15 percent compared to the same period in 2001. Assuming more favorable economic conditions in the latter part of 2002, management is currently projecting improved third and fourth quarter sales versus the corresponding quarters this year. Quarterly and annual sales comparisons exclude the impact of the divestiture of the company's lighting product lines in the third quarter 2001. Divested lighting sales were approximately $50 million in 2001.

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    The company is forecasting weaker segment earnings for the fourth quarter 2001 compared to the preceding quarter primarily due to lower sales in the company's electrical segment. Similar to the first quarter 2001, management expects to report a net loss in the first quarter 2002, excluding the impact of the manufacturing initiative. Assuming a reasonable economic recovery and the realization of savings from the turnaround actions already taken, management expects that it can achieve mid single-digit segment earnings by the fourth quarter 2002. Including the savings expected to result from the manufacturing program announced today, Thomas & Betts should achieve double-digit segment and strong net earnings by the end of next year.

    "The adverse economic conditions make it very difficult to project future performance, particularly in a turnaround situation such as ours," concluded Dunnigan. "Nonetheless, we have a high degree of confidence that our earnings next year will positively reflect the changes we have made, and continue to make, across our businesses including the manufacturing program outlined today. This is especially true for the latter half of the year, when a general industry recovery is expected to begin."

Corporate Overview

    Thomas & Betts Corporation is a leading designer and manufacturer of connectors and components for worldwide electrical and communication markets. The company also manufactures steel structures used in a variety of applications as well as industrial heating and cooling units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. Visit Thomas & Betts on the World Wide Web at www.tnb.com.

Note to Readers

    A more detailed discussion of the company's recent history and turnaround activities are included in the company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission and available on the company's website at www.tnb.com.

Conference Call/Webcast Information

    Thomas & Betts Corporation will host a conference call and webcast to discuss the manufacturing project on Wednesday, December 19, 2001 at 9:30 a.m. Central Standard Time. To participate in the call, please call (203) 748-8964 or visit www.tnb.com. A replay of the call will be available until Friday, December 21, 2001. To access the replay, please call (402) 530-0417.

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Forward-Looking Statement and Cautionary Remarks

    This press release includes forward-looking statements relating to, among others, sales, earnings, savings, costs and charges that are subject to many uncertainties in the company's operations and business environment. Such uncertainties include the overall condition of the economy and the electrical, utility, communications and industrial markets specifically, the ability of management to timely and efficiently carry out the manufacturing initiative and the accuracy of management's estimates of savings, charges and costs. Other uncertainties are discussed further in the company's annual, quarterly and periodic filings with the Securities and Exchange Commission, and may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

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Contact: Tricia Bergeron
(901) 252-8266
tricia.bergeron@tnb.com